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                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                         AMERICAN SAFETY RAZOR COMPANY
                                       AT
                              $14.20 NET PER SHARE
                                       BY

                             RSA ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                         RSA HOLDINGS CORP. OF DELAWARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 2:00 P.M., NEW YORK CITY TIME ON FRIDAY, APRIL 23, 1999 UNLESS THE OFFER IS EXTENDED

To: The Stockholders
of American Safety Razor Company

     This Supplement (the "Supplement") to the Offer to Purchase dated February 22, 1999 (the "Original Offer to Purchase") changes certain of the terms and conditions of the Offer set forth in the Original Offer to Purchase and updates and/or supplements certain other information contained therein. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Offer to Purchase.

     On April 8, 1999, the parties to the Merger Agreement executed an amendment thereto (the "Amendment"). The Amendment, among other things, (i) increases the purchase price from $14.125 net per Share to $14.20 net per Share; (ii) extends the Expiration Date to April 23, 1999; (iii) extends the Outside Date (as defined below) to April 23, 1999; (iv) modifies certain of the representations and covenants provided by the Company and the Purchaser and the Parent, due to certain recent developments with respect to the Company that are described below under "Recent Developments Regarding the Company" (the "Cotton Liability"); (v) provides Parent the option to effect the Merger as a Short Form Merger (as defined below) or otherwise; and (vi) eliminates the obligation of the Company to pay Parent the Fee or Expenses in the event the Merger Agreement is terminated as a result of the Cotton Liability.

     The Board of Directors of the Company has determined that the Merger Agreement, as amended by the Amendment, and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company and continues to recommend that the holders of the Shares accept the offer and tender their Shares to the Purchaser.

     Purchase Price. The purchase price to be paid by RSA Acquisition Corp., subject to the terms and conditions of the Offer, for each Share validly tendered and not properly withdrawn in response to its offer to purchase for cash all outstanding Shares is increased to $14.20 net per Share from $14.125 net per Share.

     Expiration Date. The Expiration Date is extended to April 23, 1999. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to 2:00 p.m., New York City time, on April 23, 1999.

     Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension
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or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date as soon as practical after the Expiration Date.

     Certain Conditions of the Offer. Clause (ii) of the first full paragraph of Section 15, entitled "Certain Conditions of the Offer", of the Original Offer to Purchase is deleted in its entirety and replaced with the following:

     "(ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions occurs or has occurred:"

     Source and Amount of Funds. A total of $210.8 million is expected to be required to (i) fund payment of the cash consideration in the Offer and the Merger and (ii) pay the fees and expenses incurred in connection with such transactions and the financings thereof. The transactions contemplated by the Merger Agreement, as amended, will be funded by (i) approximately $90 million in equity investment contributions made by JWCP or one of its affiliates to the Parent (the "Equity Investment"), (ii) approximately $65.8 million of borrowings by the Company pursuant to a senior secured credit facility (the "New Credit Facility") with a group of financial institutions led by NationsBank, N.A., NationsBanc Montgomery Securities LLC and DLJ Capital Funding, Inc. which facility provides for aggregate commitments of up to $190 million and (iii) approximately $55 million of unsecured, pay-in-kind subordinated debt issued by the Parent to JWCP or one of its affiliates (the "JWC Note"). If the Debt Offer is consummated, a total of $311.8 million is expected to be required to (i) fund payment of the cash consideration in the Offer and the Merger, (ii) repay or repurchase certain indebtedness of the Company (including pursuant to the Debt Offer) and (iii) pay the fees and expenses incurred in connection with such transactions and the financings thereof. If the Debt Offer is consummated, the transactions contemplated by the Merger Agreement, as amended, and the Debt Offer will be funded by (i) the Equity Investment, (ii) the JWC Note and (iii) approximately $166.8 million of borrowings by the Company under the New Credit Facility.

     In return for its Equity Investment, JWCP or one of its affiliates will receive shares of common stock, par value $.01 per share (the "Parent Common Stock"), issued by Parent. Following the consummation of the Offer and the Merger, JWCP and its affiliates will own all of the outstanding capital stock of Parent.

     The New Credit Facility will be a senior secured facility consisting of a $25 million revolving credit facility (the "Revolving Credit Facility") and a term loan facility of up to $165 million (the "Term Loan Facility"). The Term Loan Facility will consist of a $65 million senior secured Tranche A Facility and a $100 million senior secured Tranche B Facility. The Purchaser will be the initial borrower for drawings under the Term Loan Facility which will be used to fund that portion of the cash consideration in the Offer not funded by the proceeds of the Equity Investment and the JWC Note. The Company, as the surviving corporation in the Merger, will be the borrower under the Term Loan Facility for drawings which are used to fund the repayment of certain existing indebtedness of the Company and the payment of fees and expenses incurred in connection with the Offer and Merger and any borrowings made under the Revolving Credit Facility. Upon consummation of the Merger, the Company will assume the Purchaser's obligations under the Term Loan Facility and the JWC Note will be refinanced with the proceeds of additional drawings under the New Credit Facility. The Revolving Credit Facility will be available for working capital requirements and general corporate purposes and shall include a sublimit for the issuance of standby and commercial letters of credit.

     The final maturity of the loans under the Tranche A Facility (the "Tranche A Term Loans") will be the sixth anniversary of the closing of the New Credit Facility (the "Credit Closing") with interim amortization commencing on the ninth month after the Credit Closing. The final maturity of the loans under the Tranche B Facility (the "Tranche B Term Loans," and together with the Tranche A Term Loans, the "Term Loans") will be the eighth anniversary of the Credit Closing, with minimal amortization of the initial aggregate Tranche B Term Loan advances in each of the first six years, and the remainder amortized equally over the final two years. The Revolving Credit Facility will be available until the sixth anniversary of the Credit Closing, and extensions of credit outstanding thereunder on such date will mature on such date. In the event that more than $20 million in principal amount of the Senior Notes remains outstanding after any payments for such Senior Notes required to be made by the Company under the Senior Notes indenture, the maturity of the Term Loan Facility and the Revolving Credit Facility will automatically be changed to January 31, 2005.
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     Mandatory prepayments of loans under the New Credit Facility will be required with (1) the proceeds of certain non-ordinary course asset sales and other dispositions of property, (2) 75% of excess cash flow, which will be reduced to 50% upon the achievement of certain minimum financial ratios and (3) the proceeds of certain issuances of equity and debt securities, in each case subject to certain exceptions.

     With respect to the interest rates applicable to the New Credit Facility, the borrower has the option of choosing interest rates per annum equal to a margin (the "Applicable Margin") over either a domestic base rate or a "eurodollar" rate. For loans made during the first six months after the closing of the New Credit Facility, the Applicable Margin is constant; the interest rate fluctuates only to the extent that the domestic base rate or eurodollar borrowing rate changes, which changes occur based on factors independent of the Company's financial performance. During such six-month period, (1) in the event that the ratio of total debt of the borrower and its subsidiaries to the sum of EBITDA of the borrower and its subsidiaries plus certain costs (the "Leverage Ratio") is less than 4.0:1, the Applicable Margin under (a) the Tranche A Facility and the Revolving Credit Facility will be 3.00% per annum in the case of eurodollar borrowings and 2.00% per annum in the case of base rate borrowings, and (b) the Tranche B Facility will be 3.50% per annum in the case of eurodollar borrowings, and 2.50% per annum in the case of base rate borrowings, (2) in the event that the Leverage Ratio is greater than or equal to 4.0:1, the Applicable Margin under (a) the Tranche A Facility and the Revolving Credit Facility will be 3.25% per annum in the case of eurodollar borrowings and 2.25% per annum in the case of base rate borrowings, and (b) the Tranche B Facility will be 3.75% per annum in the case of eurodollar borrowings, and 2.75% per annum in the case of base rate borrowings and (3) in the event that the Company repurchases more than $20 million in principal amount of the Senior Notes after the closing of the Tender Offer pursuant to the Merger Agreement, as amended, and in any event on or before April 30, 1999 (the "Credit Closing Date") the Applicable Margin under (a) the Tranche A Facility and the Revolving Credit Facility will be 3.25% per annum in the case of eurodollar borrowings and 2.25% per annum in the case of base rate borrowings, and (b) the Tranche B Facility will be 3.75% per annum, in the case of eurodollar borrowings and 2.75% per annum in the case of base rate borrowings. Interest rates applicable to loans made after the six-month anniversary of the closing of the New Credit Facility will fluctuate based both on changes in the domestic base rate and eurodollar borrowing rate and on the Company's EBITDA and debt levels. During any payment default under the loan documentation, the applicable borrower will pay an additional 2.0% in interest on any outstanding loans.

     Commencing on the Credit Closing Date, the borrower will pay a commitment fee on the unused portions of (1) the Revolving Credit Facility of 0.50% (calculated on a 360-day basis) and (2) the Term Loan Facility of 2.75% (calculated on a 360-day basis), in each case, such fee to be payable quarterly in arrears and on the date of termination or expiration of the commitments.

     The borrower will pay letter of credit fees that are equal to the Applicable Margin that would apply at such time to advances under the Revolving Credit Facility, for which the borrower chose a eurodollar-based rate of interest. In addition, the borrower will pay a fronting fee of 0.25% per annum to the issuer of letters of credit for its own account. Both the letter of credit fees and the fronting fees will be calculated on the amount available to be drawn under each outstanding letter of credit.

     The Company and each of the Parent, the Purchaser and, from and after the consummation of the Merger, each of the existing and future direct and indirect subsidiaries (with the exception of certain foreign subsidiaries) of the Parent (collectively, the "Guarantors") will grant the administrative agent and the various lenders under the New Credit Facility valid and perfected first priority liens and security interests in substantially all of their assets.

     The New Credit Facility will contain numerous operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of EBITDA to interest, maximum levels of debt in relation to EBITDA and a minimum fixed-charge coverage ratio. In addition, the New Credit Facility will include covenants relating to the delivery of financial statements, reports and notices, limitations on liens, limitations on sales and other disposals of assets, limitations on debt and other liabilities, limitations on capital expenditures, limitations on investments, mergers, acquisitions, loans and advances, limitations on dividends and other distributions, limitation on prepayment, maintenance of property, environmental matters, employee

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benefit matters, maintenance of insurance, nature of business, compliance with applicable laws, corporate existence and rights, payment of taxes and access to information and properties. The New Credit Facility will also contain events of default usual and customary in transactions of this nature.

     The JWC Note will be unsecured pay-in-kind subordinated debt issued by the Parent to JWCP or one of its affiliates. The JWC Note shall be subordinated to the prior payment in full of all senior debt, including but not limited to, the effective subordination of the JWC Note to the Existing Notes and the New Credit Facility. The JWC Note will bear interest at the rate of 12.5% per annum, paid in kind quarterly in arrears, with such interest to be computed on the basis of twelve 30-day months in a year of 360 days. The final maturity date for the JWC Note shall be eight and one-half years after the closing date. The JWC Note shall contain covenants usual and customary for transactions of this nature and shall contain events of default usual and customary for transactions of this nature, including (i) the failure to pay principal when due and (ii) events of insolvency, bankruptcy and judgment defaults.

     Merger Agreement; Shareholders Agreement; Purpose of the Offer; the Merger; Plans for the Company. On April 8, 1999, the parties to the Merger Agreement executed the Amendment. Pursuant to the Amendment, the purchase price has been increased from $14.125 net per Share to $14.20 net per Share and the Expiration Date has been extended to April 23, 1999. The Amendment also provides that either party may terminate the Merger Agreement if, among other things, the Purchaser shall have failed, subject to certain exceptions, to pay for the Common Shares pursuant to the Offer by April 23, 1999 (the "Outside Date"), thereby extending the Outside Date by 15 days from the date originally contemplated. The Amendment also modifies certain of the representations and covenants provided by the Company and the Purchaser and the Parent due to certain recent developments with respect to the Company that are described below (see "Recent Developments Regarding the Company"). Pursuant to the Amendment, in the event that Parent, the Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer if the Parent, the Purchaser or any other subsidiary of Parent determines in its sole discretion, to utilize the provisions of Section 253 of the DGCL, the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL (the "Short-Form Merger"). The determination to use the Short-Form Merger to effect the Merger is, notwithstanding the acquisition of 90% or more of the outstanding Shares pursuant to the Offer, at the sole discretion of the Parent, the Purchaser or any other subsidiary of the Parent. There are therefore no assurances that the Short-Form Merger will be used to effect the Merger. The Amendment provides that if the Merger Agreement is terminated by Parent or Purchaser as a result of the Cotton Liability, Parent and Purchaser shall not be entitled to either the Fee or their Expenses.

     The preceding discussion is a summary of the provisions of the Amendment, a full copy of which is included as Exhibit No. (c)(3) to the Amendment No. 3 to the Schedule 14d-1 filed with the Commission. Shareholders are urged to read the Amendment in its entirety.

     Certain Legal Matters and Regulatory Approvals. On March 1, 1999, the Parent filed with the FTC and the Antitrust Division the Premerger Notification and Report Form in connection with the purchase of the Shares pursuant to the Offer. On March 15, 1999 the 15-calendar day waiting period expired without the FTC or the Antitrust Division having requested an extension for additional information or documentary material.

     Recent Developments Regarding the Company. The Company has informed JWCP, the Parent and the Purchaser that during 1998 the Company purchased bleached cotton from an outside supplier for use in its pharmaceutical coil business. The Company converted this cotton from incoming bales into a coil, which was shipped to its pharmaceutical customers to be used as filler in bottles of oral dosage forms of pharmaceutical products to prevent breakage. During the period from March through November of 1998, the process by which the Company's supplier bleached this cotton was changed by introducing an expanded hydrogen peroxide treatment. Subsequent testing indicated varying levels of residual hydrogen peroxide in the cotton processed during this time period and the supplier in November 1998 reduced the levels of hydrogen peroxide in its bleaching process. The Company, to date, has received complaints from approximately 10 customers alleging defects in the cotton supplied to them during the period and asserting these defects may have led to changes in

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their products' pharmaceutical appearance, and with respect to a limited number of products, potency. As of April 8, 1999, the Company has received notice of 2 claims for damages in the aggregate amount of approximately $1.7 million which the Company believes primarily relate to alleged lost sales and merchandise damage, and it is possible that additional damage claims might be forthcoming. On March 2, 1999, at the request of the Food and Drug Administration, the Company notified all (numbering approximately 85) of its pharmaceutical cotton coil customers that it was withdrawing from the market those lots of cotton coil which may contain elevated levels of hydrogen peroxide.

     The Company has informed JWCP, the Parent and the Purchaser that the Company has notified its supplier that, in the Company's view, the supplier is primarily responsible for damages, if any, that may arise out of this matter. At this time, the Company's supplier has agreed to be responsible for the cost of fiber, bleaching and freight of returned product, but has not agreed to be responsible for any other damages and has expressed an intention to assert defenses to the Company's claims. The Company's insurance carriers have been timely notified of the existence of the claim and have agreed to provide defense in a reservation of rights letter, but are continuing to evaluate whether coverage would apply to all aspects of the claims.

                     THE DEALER MANAGERS FOR THE OFFER ARE:

DONALDSON, LUFKIN & JENRETTE               NATIONSBANC MONTGOMERY SECURITIES LLC

April 13, 1999

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